Exhibit 99.11

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Americo Zuzunaga, FAusIMM CP, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “Preliminary Economic Assessment, Bolivar Mine, Mexico” dated October 19, 2020, with an effective date of December 31, 2019 (the “Technical Report”).

Dated this 4th day of November 2020.

“Americo Zuzunaga”
Americo Zuzunaga, FAusIMM CP
Vice-President Corporate Planning, Sierra Metals Inc.